Exhibit 99.(a)11)


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LETTERHEAD OF MISSISSIPPI VIEW HOLDING COMPANY



May 1, 1998


To Our Stockholders:

         As you are aware by now, Mississippi View Holding Company (the "Company") is offering to purchase 222,000 shares (approximately 30% of its currently outstanding shares) of its common stock from its stockholders at a cash price not greater than $21.50 nor less than $19.50 per share. Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine a single per share purchase price within that price range which will allow it to buy 222,000 shares (or such lesser number of shares as are validly tendered and not withdrawn at prices not greater than $21.50 nor less than $19.50 per share) (the "Purchase Price"). Subject to possible proration in the event more than 222,000 shares are tendered at or below the Purchase Price, all of the shares that are validly tendered at prices at or below that Purchase Price (and are not withdrawn) will be purchased at that same Purchase Price, net to the selling stockholder in cash.

         The Offer, proration period and withdrawal rights expire at 5:00 p.m., Eastern time, on Monday, May 11, 1998, unless the Offer is extended.

         As more fully discussed in the Offer to Purchase dated April 13, 1998, the Offer is conditioned upon, among other things, the Company obtaining the funds necessary to consummate the Offer and to pay all related fees and expenses (the "Financing Condition"). We are pleased to announce that the Company has secured financing arrangements sufficient to satisfy the Financing Condition. The Company has been informed by letter dated April 27, 1998, that the Office of Thrift Supervision ("OTS") confirmed that the Association's dividend to the Company falls within the safe harbor provisions of the OTS regulations. In addition, the Company has secured a commitment from First Federal FSB for a loan in the amount up to and including $225,000 for a term of one year, which is prepayable. The interest rate on the loan will be 9% payable quarterly. The loan will be secured by treasury shares of the Company.

         Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. You must make your own decision whether to tender shares and, if so, how many shares to tender and at which price or prices.

         This Offer is explained in detail in the Offer to Purchase dated April 13, 1998 and Letter of Transmittal which have previously been mailed to all stockholders. If you want to tender your shares, the instructions on how to tender shares are also explained in detail in the offering materials. If you need a copy of the offering materials, you may call MacKenzie Partners, our information agent, at 1-800-322- 2885. I encourage you to read these materials carefully before making any decision with respect to the Offer.

                                           Very truly yours,


                                           /s/Thomas J. Leiferman
                                           -------------------------------------
                                           Thomas J. Leiferman
                                           President and Chief Executive Officer